Exhibit 12.1

Ratio of Earnings to Fixed Charges

The following table sets forth our ratios of consolidated earnings to fixed charges for the periods presented:

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(in thousands except ratios)
	(unaudited)
Income before income taxes	$80,096	$119,531	$264,334	$129,793	$(262,030)
Add: Fixed charges	85,902	63,441	52,581	43,304	46,974
Add: Amortization of capitalized interest	4,380	1,526	1,037	1,353	2,667
Less: Capitalized Interest	(10,058)	(13,274)	(9,877)	(5,395)	(6,662)
Earnings before fixed charges	$160,320	$171,224	$308,075	$169,055	$(219,051)
Fixed Charges:
Interest expense, net of capitalized interest	$75,581	$49,994	$42,516	$37,706	$40,087
Capitalized interest	10,058	13,274	9,877	5,395	6,662
Portion of rental expense representative of an interest factor	263	173	188	203	225
Total fixed charges	$85,902	$63,441	$52,581	$43,304	$46,974
Ratio of earnings to fixed charges	1.9	2.7	5.9	3.9	— (1)
(1)

Earnings were inadequate to cover fixed charges for the year ended December 31, 2009 by $266.0 million.
Earnings for the year ended December 31, 2009 included an impairment write down of $218.9 million.